EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended 30 September 2018

ST. HELIER, Jersey , Nov. 14, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces its operating and financial results for the third quarter of 2018 (“Q3” or the “Quarter”).

Gold production in the Quarter was 13,978 ounces, 2.9 per cent below the quarter ended September 30, 2017 (the “comparable quarter”); gold production for the nine months to September 30, 2018 was 39,558 ounces, 0.4 per cent down on the corresponding period of 2017. Adjusted earnings per share for the Quarter of 33.1 cents were 17 per cent lower than the comparable quarter, due to a slightly weaker realised gold price and increased production costs but 24.4 per cent higher for the nine months to September 30, 2018 compared to the same period of 2017 due to the increased export credit incentive and a higher average realised gold price for the nine months. Net cash from operating activities remained robust at $6.8 million although this was lower than the comparable quarter which was an unusually strong quarter. Net cash at the end of the Quarter was $5.9 million.

	3 Months to September 30			9 Months to September 30			Comment
	2017	2018	% Chg	2017	2018	% Chg
Gold produced (oz)	14,396	13,978	-2.9%	39,710	39,558	-0.4%	Gold production in the Quarter was lower than the comparable quarter due to lower grade.
On-mine cost per ounce ($/oz)[1]	638	670	5.0%	663	691	4.2%	On-mine costs increased due to higher equipment maintenance costs and increases in the cost of certain consumables.
All-in sustaining cost ($/oz) (“AISC”)	773	754	-2.5%	827	812	-1.8%	AISC decreased, notwithstanding the higher on-mine cost, primarily due to the higher Export Credit Incentive (“ECI”).
Average realised gold price ($/oz)	1,265	1,190	-5.9%	1,238	1,259	1.7%	The average realised gold price is after deduction of the 1.25 per cent early settlement discount by the refiner and reflects prevailing market prices.
Gross profit [2]	7,229	4,846	-33.0%	17,910	16,213	-9.5%	Gross profit in the Quarter was lower than the comparable quarter due to lower revenues and increased production costs.
Net profit attributable to shareholders	3,120	2,224	-28.7%	6,152	7,982	29.7%	Net profit attributable to shareholders was lower in the Quarter than the comparable quarter due to the lower gross profit the effect of which was reduced by increased ECI and reduced administrative expenses.
Adjusted basic earnings per share (“EPS”)[3] (cents)	39.9	33.1	-17.0%	86.9	108.1	24.4%	Adjusted EPS was lower in the Quarter than the comparable quarter primarily due to lower profit attributable to shareholders.
Net cash and cash equivalents	11,830	5,896	-50.2%	11,830	5,896	-50.2%	Net cash and cash equivalents was lower due to the continued high level of capital expenditure.
Net cash from operating activities	10,118	6,759	-33.2%	16,598	12,588	-24.2%	Net cash from operating activities was lower due to lower operating profit.

1 “On-mine cost per ounce”, “AISC” and “average realised gold price” are Non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.

Commenting on the results, Steve Curtis, Chief Executive Officer, said:

“The third quarter of 2018 (the “Quarter”) was an improvement on the second quarter of the year:  we addressed some of the operating challenges which the business experienced in previous quarters; cost control remained good; and Caledonia stabilized its cash position and working capital movements."

“Production of 13,978 ounces was 3 per cent down on the third quarter of 2017 (the “comparable quarter”) and marginally below our expectations. We took the decision to tighten and slightly reduce our 2018 full year production guidance from our original guidance range of 55,000 to 59,000 ounces to a range of 54,000 to 56,000 ounces.”

“Grade for the Quarter remained below expectations at 3.12g/t as we continued to experience some mining dilution due to the introduction of long-hole stopping in the narrower reef width areas due to safety considerations. Corrective measures have been taken to improve the accuracy of drilling which are expected to result in improved mined grades in the remainder of the last quarter of 2018 and thereafter. We remain confident that the underlying geological model for Blanket and the grade of the resource remains sound. I am pleased that the mine was to some extent able to compensate for lower grades through increased plant throughput, an effort that has contributed substantially to the Quarter’s performance. Tonnes milled during the Quarter were significantly higher at 151,000 tonnes, 14 per cent higher than the second quarter of 2018 and 11 per cent higher than the comparable quarter.”

“Working capital returned towards normal levels during the Quarter after some significant adverse movements in the previous quarter. The net cash balance of $5.9 million at the end of the Quarter is a modest improvement on the preceding quarter and the ability of our business to generate cash remains robust. Post-tax operating cashflows in the Quarter after working capital movements were $6.8 million, sufficient to support both capital investment during the Quarter of $5.2 million and the quarterly dividend payment to Caledonia’s shareholders.”

“The Central Shaft has now reached a depth of 1,148 meters and continues to progress well. We expect capex to decline as we progress towards the commissioning of the Central Shaft in 2020. The Central Shaft project is the key enabler of longer term value for our shareholders as we progress towards our production and cost targets by 2021.”

“Our cost performance for the Quarter was satisfactory, especially considering the below expected grade. On-mine and all-in sustaining costs were well-contained: on-mine costs of $670 per ounce for the Quarter were 5 per cent higher than the comparable quarter due to elevated equipment maintenance and consumables costs. All-in sustaining costs of $754 per ounce were 2.5 per cent below the comparable quarter as we continue to benefit from a higher ECI. We remain confident in our longer-term cost guidance target of $700 to $800 per ounce as the business grows towards 80,000 ounces per year by 2021.”

“Recent changes in the banking environment in Zimbabwe and the chronic shortage of foreign exchange in Zimbabwe may present challenges with regards to operating cost inflation, and the ability to implement the capital investment programme at Blanket and to externalise cash from Zimbabwe. Operations at Blanket are currently continuing as normal and the situation is being closely monitored by management and is receiving the highest levels of attention from Zimbabwean Monetary and Government authorities. Caledonia is actively and constructively engaged at the appropriate levels in government on a regular and ongoing basis.”

“We are also pleased to announce that on November 5, 2018 we entered into a legally binding sale agreement with one of the indigenous shareholders of Blanket Mine (1983) (Private) Limited (“Blanket Mine”), Fremiro Investments (Private) Limited, to purchase its 15 per cent shareholding in Blanket Mine in exchange for the issue of 727,266 new common shares in Caledonia at a price of $7.15 each and the cancellation of the balance of their facilitation loan. Once this transaction, which is subject to various conditions, has been completed, Caledonia’s shareholding in Blanket Mine will increase to 64 per cent and Fremiro will hold 6.4 per cent of Caledonia’s diluted equity.  This transaction is an important step for Caledonia and I look forward to updating the market as the transaction progresses.”

Caledonia continues to consolidate Blanket Mine for reporting purposes and the operational and the financial information set out below is on a 100 per cent basis unless otherwise indicated.

Strategy and Outlook

Caledonia remains on track to achieve the production target of 80,000 ounces per year by 2021 at its Zimbabwean subsidiary, Blanket Mine. Caledonia’s strategic focus is the Central Shaft project which is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Difficulties in obtaining sufficient foreign exchange may jeopardise Caledonia’s ability to implement the Central Shaft project as planned. Caledonia intends to evaluate further investment opportunities in Zimbabwe that may not fall underneath Blanket’s ownership.

Dividend Policy

Caledonia pays a quarterly dividend of 6.875 US cents per share at the end of January, April, July and October respectively. The profitability and cash generation of Blanket Mine remains strong, however, Caledonia’s ability to pay dividends is dependent on the ability of its group to make payments from Zimbabwe.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/ Ed Allsopp/Jessica Cave	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended September 30		9 months ended September 30
	2017	2018	2017	2018

Revenue	18,230	16,647	50,163	50,904
Royalty	(913)	(834)	(2,512)	(2,549)
Production costs	(9,080)	(9,948)	(26,992)	(29,255)
Depreciation	(1,008)	(1,019)	(2,749)	(2,887)
Gross profit	7,229	4,846	17,910	16,213
Net other income	663	1,663	1,864	4,764
Administrative expenses	(1,607)	(1,423)	(4,541)	(4,625)
Foreign exchange (loss)/gain	(3)	(275)	16	(115)
Cash-settled share-based payment	(73)	(113)	(607)	(450)
Equity-settled share-based payment	-	-	(835)	(14)
Margin call on hedge	-	(360)	-	(360)
Operating profit	6,209	4,338	13,807	15,413
Net finance cost	(7)	(97)	(24)	(142)
Profit before tax	6,202	4,241	13,783	15,271
Tax expense	(2,326)	(1,204)	(5,876)	(5,101)
Profit for the period	3,876	3,037	7,907	10,170

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(110)	(69)	23	(509)
Total comprehensive income for the period	3,766	2,968	7,930	9,661

Profit attributable to:
Shareholders of the Company	3,120	2,224	6,152	7,982
Non-controlling interests	756	813	1,755	2,188
Profit for the period	3,876	3,037	7,907	10,170
Total comprehensive income attributable to:
Shareholders of the Company	3,010	2,155	6,175	7,473
Non-controlling interests	756	831	1,755	2,188
Total comprehensive income for the period	3,766	2,968	7,930	9,661

Earnings per share (cents) (i)
Basic	29.4	20.4	57.0	73.8
Diluted	29.4	20.4	56.9	73.7
Adjusted earnings per share (cents) (i) (ii)
Basic	39.9	33.1	86.9	108.3

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2017	2018	2017	2018
Cash flows from operating activities
Cash generated from operations	11,652	7,013	19,526	15,446
Net interest paid	(116)	(105)	(121)	(187)
Tax paid	(1,418)	(149)	(2,807)	(2,671)
Net cash from operating activities	10,118	6,759	16,598	12,588

Cash flows used in investing activities
Acquisition of Property, plant and equipment	(8,056)	(5,234)	(15,575)	(16,010)
Net cash used in investing activities	(8,056)	(5,234)	(15,575)	(16,010)

Cash flows from financing activities
Dividends paid	(964)	(584)	(2,416)	(2,345)
Repayment of term loan facility	(375)	(375)	(1,125)	(1,125)
Share repurchase	-	-	(146)	-
Share issues	84	-	84	-
Net cash used in financing activities	(1,255)	(959)	(3,603)	(3,470)

Net increase/(decrease) in cash and cash equivalents	807	566	(2,580)	(6,892)
Effect of exchange rate fluctuations on cash held	145	22	75	32
Net cash and cash equivalents at beginning of the period	10,878	5,308	14,335	12,756
Net cash and cash equivalents at end of the period	11,830	5,896	11,830	5,896

Condensed consolidated statements of financial position
(in thousands of United States dollars, unless indicated otherwise)
Unaudited
As at	September 30,	December 31,
	2018	2017
Assets
Property, plant and equipment	95,208	82,078
Deferred tax asset	87	65
Total non-current assets	95,295	82,143

Inventories	9,651	9,175
Prepayments	924	709
Trade and other receivables	5,786	4,962
Cash and cash equivalents	9,827	13,067
Total current assets	26,188	27,913
Total assets	121,483	110,056

Equity and liabilities
Share capital	55,102	55,102
Reserves	142,957	143,452
Retained loss	(129,487)	(135,287)
Equity attributable to shareholders	68,572	63,267
Non-controlling interests	7,685	5,944
Total equity	76,257	69,211

Liabilities
Provisions	3,731	3,797
Deferred tax liability	23,138	19,620
Cash-settled share-based payments	2,320	1,826
Total non-current liabilities	29,189	25,243

Short-term portion of term-loan facility	374	1,486
Trade and other payables	11,628	12,660
Income tax payable	104	1,145
Bank overdraft	3,931	311
Total current liabilities	16,037	15,602
Total liabilities	45,226	40,845
Total equity and liabilities	121,483	110,056